

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letters dated January 28, 2002 and March 7, 2002 concerning the shareholder proposal submitted to General Motors by John Chevedden. We also have received letters from the proponent dated February 8, 2002 and March 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRG



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from John Chevedden (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal states:

> General Motors shareholders request that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal would cause the Board of Directors to violate state law under paragraph (i)(2). This filing also constitutes an opinion of counsel as to applicable Delaware law. GM also believes that the proposal may be omitted under paragraph (i)(3) of the Rule, since the proposal and its supporting statement are false and misleading.

The proposal seeks to prevent the Corporation's Board of Directors from adopting a stockholder rights plan unless it has been approved by a majority of the outstanding voting stock, and to require the Corporation's Board of Directors to redeem or terminate any existing rights plan unless it is approved by GM stockholders at the next annual meeting. General Motors has not adopted any stockholder rights plan, so that only the first provision would be applicable.

General Motors is incorporated under the laws of Delaware, and is subject to its provisions stating that its business must be managed by or under its directors. 8 Del. C. §141(a) (1998). The Delaware courts have consistently protected the board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority, stating, "So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

Abercrombie v. Davis, 123 A.2d 593, 611 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. Ch. 1957). Specifically, the Delaware courts have consistently refused to interfere with a board of directors' discretion in adopting or maintaining a stockholder rights plan, stating that "prudent deployment of the pill proved to be largely beneficial to shareholder interests; it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1185 (Del. Ch. 1998); see also Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1560-62 (D. Del. 1995) (adopting a poison pill may be required by board's fiduciary duties).

Since under Delaware law, the directors have the ultimate responsibility to act in the best interests of the corporation and its stockholders, any measure that restricts the board's power to act in those best interests with regard to a matter of fundamental importance such as a possible sale of the corporation is violation of that law. Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1292 (Del. 1998). In General Dynamics Corporation (March 5, 2001) and Novell, Inc. (February 14, 2000), the Staff deemed proposals to request a bylaw that would require stockholder consent to adopt or maintain a stockholder rights plan excludable under paragraph (i)(2), since they would cause the company (in both cases a Delaware corporation) to violate applicable state law.

The only difference between the proposals in General Dynamics and Novell and the current proposal is that the current proposal requests an action by the Board rather than a bylaw. Since the current proponent was also the author of the proposal in General Dynamics, it appears likely that this change is an attempt to avoid the violation of state law that rendered the earlier proposal excludable. If the General Dynamics proposal had been adopted, its board would have been requested to adopt a bylaw that would unacceptably limit its ability to satisfy its fiduciary duty. The General Dynamics proposal was in a nominally precatory form, but the company's counsel and the Staff recognized that "requesting" a board to adopt an unacceptable bylaw would violate state law even though the board would have the option of refusing the request made by the proposal. Similarly the current proposal, if adopted, would "request" that the board refrain from adopting any stockholder rights plan unless it first obtained stockholder approval. For the legal reasons detailed in General Dynamics and Novell, the board under Delaware law cannot legally grant such a request, since it might interfere with the exercise of its discretion in best protecting stockholder interests. Under paragraph (i)(2), a company may omit a proposal if the corporation could not agree to take the requested action without violating applicable state law.

It cannot be argued that the current proposal could be construed in a way that might not violate Delaware law if it were interpreted to mean merely that the Board, in agreeing to the proposal's "request," still retained its ability to adopt a rights plan without stockholder approval if in the specific circumstances adopting a rights plan was in the best interest of the Corporation and its stockholders. That is not what the proposal says—it refers to "any pill." The language of the supporting statement similarly refers to "all pills" and does not in any way suggest that the proposal should not apply to "poison pills" that are in the stockholders' interest—indeed, the supporting statement treats all poison pills as equally unacceptable. A stockholder who reads the current proposal and supporting statement would believe that if the proposal were adopted, the Board would be asked to commit itself not to adopt any rights plan without stockholder approval.

Since the effect of granting that "request"—relinquishing discretion over adopting a rights plan—would violate Delaware law as clearly as adopting a bylaw, General Dynamics and Novell indicate that this proposal can be excluded under paragraph (i)(2). If the alternative meaning discussed in this paragraph was intended, the proposal should be excluded as vague and misleading under paragraph (i)(3), since stockholders would believe that the proposal refers to an absolute bar on all rights plans.

The supporting statement also includes numerous false or misleading statements. In General Motors Corporation (March 27, 2001), the Staff directed the same proponent to revise the sentences referring to the SEC study and to Professor Pound's study to provide factual support in the form of a citation to a specific study and publication data; that information is missing again this year. The Staff also directed the proponent to recast the statement "The right for a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could restrict the rights of shareholder" as his opinion; instead, the proponent asserts this year, "This is a supported conclusion," which seems to be the opposite of what the Staff requested. These identical statements are false and misleading again this year.

In addition, the bullet point regarding the Council of Institutional Investors confusingly conflates that group with the institutional stockholders of General Motors, and suggests that 55% of GM stock would support this proposal. Since support for the proposal last year was lower than the percentage of institutional ownership stated in last year's supporting statement, this implication is misleading and false. Similarly the sections under the third and fourth headings after the proposal suggest that "key institutional investors" and "institutional shareholders" oppose General Motors' position on this and other proposals without identifying either the institutions or the proposals, which is unacceptably vague and very possibly inaccurate. Last year and in preceding years many institutional investors have recommended a vote against many stockholder proposals included in GM proxy statements.

The Staff has stated that it may permit the proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (CF), E.5 (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Staff has discretion in permitting revisions to false and misleading statements. Where the proponent has not acted in good faith in making such misstatements, it would be an abuse of that discretion to permit saving corrections. Since the proponent in submitting this year's proposal and supporting statement failed to comply with directions given by the Staff previously in regard to the same points, it would be inappropriate for the Staff to provide the proponent yet another opportunity to revise these misstatements.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders. GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the proposal or its supporting statement, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: John Chevedden

To: John F. Smith, Chairman, General Motors Corporation (GM)
Annual meeting proposal, rule 14a-8
Rule 14a-8 requirements will continue to be met including stock ownership through the date of the annual meeting.

---

4 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 41% of the yes-no shareholder vote in 2001

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

General Motors shareholders request that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Why require a shareholder vote to adopt or maintain a poison pill?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks

- Shareholder right to vote on poison pill proposals won an overall 57% approval from shareholders at 24 major companies in 2000.

- This proposal topic won more than 50% shareholder yes-no votes from the Delphi Automotive Systems (GM-spinoff) shareholders in 2000 and 2001.

- The Council of Institutional Investors www.cii.org recommends: Shareholder approval of all poison pills. General Motors is 55%-owned by institutional investors. Institutional investors have a fiduciary duty to make decisions in the best interest of their investors.

Negative Effects of Poison Pills on stock value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

A study by Professor John Pound of Harvard's Corporate Research Project found higher corporate performance when there was no poison pill.

Many institutional investors believe poison pills should be voted on by shareholders. At a minimum, many institutional investors believe that shareholders should have the right to vote on the need of such a powerful tool, which can entrench existing management.

A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate.

The right for a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could restrict the rights of shareholders. This is a supported conclusion.

GM at odds with institutional investors?

In reviewing our directors' stand on this proposal topic, and to other shareholder proposal topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors and influential proxy analysts. Our directors' at-odds stand was clear in previous elections. Often directors' arguments are not a balanced view of the pro and con arguments. They can be focused on only one side of the issue.

Evaluating the merits of shareholder proposals

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Shareholders welcome more information

Shareholders welcome more information on the vote-no solicitation that our company conducted against this proposal in 2001. For some reason our company assigned valued staff to lobby shareholders to vote no on this topic. It is curious that our company would go to this length to influence the vote when there was no vote-yes campaign to react to.

Is our company friendly to shareholders beyond a superficial level

Our company went to the length of filling papers to entirely prevent shareholders from voting on this topic and 4 other topics at the annual meeting. This effort failed.

In the interest of shareholder value, vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
This topic won 41% of yes-no shareholder votes in 2001
YES ON 4

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

March 27, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 26, 2001

The proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval.

We are unable to concur in your view that General Motors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Once enacted ..." and ends "... ballot item";
- revise the sentence that begins "A study ..." and ends "... outweigh benefits" to provide factual support in the form of a citation to a specific study and publication date;
- revise the sentence that begins "A study ..." and ends "... no poison pill" to provide factual support in the form of a citation to a specific study and publication date;
- delete the phrase "Given the undeniably undemocratic way in which poison pills have been adopted"; and
- recast the sentence that begins "The right for ..." and ends "... shareholders" as the proponent's opinion.

Accordingly, unless the proponent provides General Motors with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Lillian K. Cummins
Attorney-Advisor

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Pill Topic, John Chevedden

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

Page 1) [1 corresponds to the page number in the company no action request]
1) This is the resubmittal of the 2001 proposal topic to General Motors that received 41% of the yes-no vote at the 2001 annual meeting.
1) The 2001 proposal was the first time, at least in memory, that this topic was submitted to a GM shareholder vote.
1) The 41% vote was achieved in spite of the vote-no solicitation that the company filed with the Commission.

Page 2)
2) The 2001 proposal on this topic was on the GM ballot in spite of the company no action challenge, General Motors (March 27, 2001).
2) The 2001 Staff view stated, "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."
2) In a similar view, Weyerhaeuser Company (Feb. 6, 2002), the Weyerhaeuser request was not concurred.
2) The Feb. 6, 2002 Staff view on Weyerhaeuser included this summary of the proposal text:
"The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders."
2) Generalization, non-specific, vague company claim
"For the legal reasons ..."

Page 3)
3) The company calculation on the support of institutional investors suggests that the company expects institutional investors to vote 60% to 100% in favor of this topic.
3) The company claims "unacceptably vague and very possibly inaccurate" without support.

Page 4)
4) The last paragraph of the company request seems to indicate that the company expects that the most likely outcome will be a change in the text. And that the company requests the time necessary to allow for a change to be made.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
GM Shareholder
cc: GM

March 27, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 26, 2001

The proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval.

We are unable to concur in your view that General Motors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Once enacted ..." and ends "... ballot item";
- revise the sentence that begins "A study ..." and ends "... outweigh benefits" to provide factual support in the form of a citation to a specific study and publication date;
- revise the sentence that begins "A study ..." and ends "... no poison pill" to provide factual support in the form of a citation to a specific study and publication date;
- delete the phrase "Given the undeniably undemocratic way in which poison pills have been adopted"; and
- recast the sentence that begins "The right for ..." and ends "... shareholders" as the proponent's opinion.

Accordingly, unless the proponent provides General Motors with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Lillian K. Cummins
Attorney-Advisor

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 14, 2001



The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders.

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Weyerhaeuser may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . ." and ends ". . . outweigh benefits";
- revise the phrase that begins "Pills adversely . . ." and ends ". . . shareholder value" so that it includes the accurate quote and page reference;
- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the sentence that begins "Many institutional investors . . ." and ends ". . . vote of shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;
- recast the phrase that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;
- recast the phrase that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion;



General Motors Corporation
Legal Staff

Facsimile	Telephone
(313) 665-4978	(313) 665-4927

March 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to a letter dated February 8, 2002 sent by John Chevedden in opposition to General Motors' January 28 request for a no-action letter relating to Mr. Chevedden's stockholder proposal (copy enclosed).

Mr. Chevedden's points are uniformly irrelevant to GM's contention that the proposal may be omitted under rule 14a-8(i)(2); the no-action request in Weyerhauser Company dealt only with rule 14a-8(i)(3). In addition, Mr. Chevedden's response fails to show that the proposal and supporting statement are accurate or could be accurate and not misleading without extensive editing.

Finally, in considering Mr. Chevedden's request for five working days to respond to any GM material, the Staff should note that Mr. Chevedden sent GM a copy of his letter by ordinary mail, postmarked February 21, nearly two weeks after the original was sent to the SEC by UPS Air. Since Mr. Chevedden recognizes the importance of a chance to submit a timely response, we hope that he will treat GM fairly in the future by providing a contemporaneous copy of any correspondence with the SEC.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Encl.

c: John Chevedden

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Pill Topic, John Chevedden

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

Page 1) [1 corresponds to the page number in the company no action request]
1) This is the resubmittal of the 2001 proposal topic to General Motors that received 41% of the yes-no vote at the 2001 annual meeting.
1) The 2001 proposal was the first time, at least in memory, that this topic was submitted to a GM shareholder vote.
1) The 41% vote was achieved in spite of the vote-no solicitation that the company filed with the Commission.

Page 2)
2) The 2001 proposal on this topic was on the GM ballot in spite of the company no action challenge, General Motors (March 27, 2001).
2) The 2001 Staff view stated, "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."
2) In a similar view, Weyerhaeuser Company (Feb. 6, 2002), the Weyerhaeuser request was not concurred.
2) The Feb. 6, 2002 Staff view on Weyerhaeuser included this summary of the proposal text:
"The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders."
2) Generalization, non-specific, vague company claim
"For the legal reasons ..."

Page 3)

3) The company calculation on the support of institutional investors suggests that the company expects institutional investors to vote 60% to 100% in favor of this topic.

3) *The company claims "unacceptably vague and very possibly inaccurate" without support.*

Page 4)

4) The last paragraph of the company request seems to indicate that the company expects that the most likely outcome will be a change in the text. And that the company requests the time necessary to allow for a change to be made.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
GM Shareholder
cc: GM

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 14, 2001



The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders.

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Weyerhaeuser may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . ." and ends ". . . outweigh benefits";
- revise the phrase that begins "Pills adversely . . ." and ends ". . . shareholder value" so that it includes the accurate quote and page reference;
- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the sentence that begins "Many institutional investors . . ." and ends ". . . vote of shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;
- recast the phrase that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;
- recast the phrase that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion;

March 27, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 26, 2001

The proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval.

We are unable to concur in your view that General Motors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Once enacted ..." and ends "... ballot item";
- revise the sentence that begins "A study ..." and ends "... outweigh benefits" to provide factual support in the form of a citation to a specific study and publication date;
- revise the sentence that begins "A study ..." and ends "... no poison pill" to provide factual support in the form of a citation to a specific study and publication date;
- delete the phrase "Given the undeniably undemocratic way in which poison pills have been adopted"; and
- recast the sentence that begins "The right for ..." and ends "... shareholders" as the proponent's opinion.

Accordingly, unless the proponent provides General Motors with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Lillian K. Cummins
Attorney-Advisor

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 22, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Pill Topic, John Chevedden

Ladies and Gentlemen:

This responds to the company March 7, 2002 letter.

The company does not claim that there have been any poison pill cases since it submitted its no action letter that support its stand on the poison pill topic.

For instance from:

American Home Products Corp.	02/27/2002
Sears, Roebuck and Co.	02/26/2002
Kimberly-Clark Corp.	02/01/2002
UAL Corp.	01/30/2002
PACCAR Inc.	01/30/2002
Fortune Brands, Inc.	01/25/2002
Caterpillar Inc.	01/10/2002

When the company improves its system of receiving correspondence, it will then not be necessary to depend on a 2nd shareholder forwarding of correspondence in order for the company to receive correspondence.

The following text is from the February 8, 2002 shareholder response to the company no action request:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

Page 1) [1 corresponds to the page number in the company no action request]

1) This is the resubmittal of the 2001 proposal topic to General Motors that received 41% of the yes-no vote at the 2001 annual meeting.

1) The 2001 proposal was the first time, at least in memory, that this topic was submitted to a GM shareholder vote.

1) The 41% vote was achieved in spite of the vote-no solicitation that the company filed with the Commission.

Page 2)

2) The 2001 proposal on this topic was on the GM ballot in spite of the company no action challenge, General Motors (March 27, 2001).

2) The 2001 Staff view stated, "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."

2) In a similar view, Weyerhaeuser Company (Feb. 6, 2002), the Weyerhaeuser request was not concurred.

2) The Feb. 6, 2002 Staff view on Weyerhaeuser included this summary of the proposal text:
"The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders."

2) Generalization, non-specific, vague company claim:
"For the legal reasons ..."

Page 3)

3) The company calculation on the support of institutional investors suggests that the company expects institutional investors to vote 60% to 100% in favor of this topic.

3) The company claims "unacceptably vague and very possibly inaccurate" without support.

Page 4)

4) The last paragraph of the company request seems to indicate that the company expects that the most likely outcome will be a change in the text. And that the company requests the time necessary to allow for a change to be made.

Sincerely,



John Chevedden
GM Shareholder
cc: GM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal requests that the board of directors of General Motors "seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that General Motors may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that General Motors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that General Motors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "The Council of . . ." and ends ". . . of their investors";
- revise the sentence that begins "A study by the Securities . . ." and ends ". . . bids outweigh benefits" to provide factual support in the form of a citation to a specific study, page number(s) and publication date;
- revise the sentence that begins "A study by Professor . . ." and ends ". . . no poison pill" to provide factual support in the form of a citation to a specific study, page number(s) and publication date;
- recast the sentence that begins "The right for a shareholder . . ." and ends ". . . rights of shareholders" as the proponent's opinion;
- delete the sentence "This is a supported statement";
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "GM at odds with institutional investors?" and provide factual support in the form of a citation to a specific source, or delete the heading and the paragraph; and

- specifically identify the institutional investors refers to in the paragraph following the heading "Evaluating the merits of shareholder proposals" and provide factual support in the form of a citation to a specific source, or delete the heading and the paragraph.

Accordingly, unless the proponent provides General Motors with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits only these portions of the proposal and supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

Sincerely,



Jennifer Gurzenski
Attorney-Advisor